Jolie M. Siegel

(617) 248-5297

jsiegel@choate.com

August 13, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Barros, Division of Corporate Finance

Re:	Targanta Therapeutics Corporation
Registration Statement on Form S-1
File No. 333-142842

Dear Ms. Barros:

Pursuant to our telephone conversation of August 10, 2007, on behalf of Targanta Therapeutics Corporation, please find attached a revised “Summary of Clinical Data” section to the Form S-1.

If you have any questions or comments on this disclosure, please do not hesitate to contact William Asher, Lee Feldman or me at (617) 248-5000.

Very truly yours,

/s/ Jolie M. Siegel

Jolie M. Siegel

cc:	William B. Asher, Jr., Choate, Hall & Stewart LLP

Lee S. Feldman, Choate, Hall & Stewart LLP

Two International Place | Boston MA 02110 | t 617-248-5000 | f 617-248-4000 | choate.com

Summary of Clinical Data

Phase 3 Trials

In the field of antibiotics, the FDA typically requires either superiority or non-inferiority trial designs depending on the specific indication for which the product candidate is seeking approval. The goal of a superiority trial is to show that a product candidate is statistically more effective than the comparison drug - typically either a placebo or the approved treatment that represents the current standard of care. Conversely, the goal of a non-inferiority trial is to show that a product candidate is not statistically less effective than the comparison drug.

In the context of the most serious and, if left untreated, potentially life-threatening infections (such as the infections oritavancin seeks to treat), the FDA often determines that a non-inferiority trial design is appropriate because:

•	There is a safe and efficacious drug already on the market; and

•

Trials comparing the product candidate to a placebo are likely inappropriate in these contexts given the ethical concerns they raise by not providing patients in the placebo arm of a clinical trial with access to potential treatment after being infected with a potentially life-threatening infection.

In addition, in the context of these most serious and potentially life-threatening infections, we believe that the FDA does not typically require clinical trials showing statistical superiority to the standard of care given that the expense of running these types of trials might reduce incentives for the development of antibiotics for life-threatening infections.

The FDA has confirmed in writing that our non-inferiority trial design is appropriate for the study of the safety and efficacy of oritavancin in treating serious skin infections like cSSSI.

A clinical trial designed to demonstrate non-inferiority aims to demonstrate that, at its lower limit or bound, the experimental drug candidate had efficacy results that fell within an approved range, or non-inferiority delta, relative to the efficacy results of the comparison drug (often referred to as the comparator arm of the trial). For example, a non-inferiority trial using a 95% confidence interval that shows a product candidate’s efficacy was -12% at the lower bound means that the tested drug product candidate has a 95% probability of not being more than 12% less effective than the comparator arm.

The efficacy of oritavancin in subjects with cSSSI was evaluated in two separate randomized, double-blind, controlled Phase 3 studies, called ARRD (completed in 2001) and ARRI (completed in 2003). These studies were designed to determine whether oritavancin was non-inferior based on its clinical cure rate to a combination of vancomycin and cephalexin. The ARRD study evaluated two different weight-based doses of oritavancin, 1.5 mg/kg/day and 3.0 mg/kg/day, compared to 15 mg/kg of vancomycin administered twice-daily. The ARRI study evaluated a fixed dose of oritavancin of 200 mg/day for patients weighing less than 110 kg, or 300 mg/day for patients weighing more than 110 kg, compared to 15 mg/kg of vancomycin administered twice-daily.

The protocol in these two studies dictated that the duration of therapy would be longer for patients with MRSA compared with patients with other pathogens. The protocol stated that oritavancin treatment would be stopped, or vancomycin treatment would be changed to cephalexin, when the treating physician determined that the patient had met pre-defined criteria for improvement. To be clinically evaluable, patients had to be found or presumed to be infected with a gram-positive pathogen susceptible to vancomycin and had to receive at least three days of drug therapy. The following chart summarizes the dosing regimens of these studies.

	Regimen for Patients with MRSA Pathogens	Regimen for Patients with non-MRSA Pathogens
Oritavancin arm (total of up to 7 days of treatment)	Oritavancin once-daily for 7 days (followed by oral placebo twice-daily)	Oritavancin once-daily for 3 to 7 days (followed by oral placebo twice-daily)

Vancomycin comparator (total of up to 14 days of treatment)	Vancomycin twice- daily for 10 to 14 days, followed by oral cephalexin twice-daily	Vancomycin twice-daily for 3 to 7 days followed by oral cephalexin twice-daily

The following tables summarize the clinical results for the cSSSI studies:

Results from First Phase 3 Clinical Trial (ARRD):

Arm	Number of Clinically Evaluable Patients	Percentage with Positive Clinical Response	Comparison with Vancomycin (95% confidence intervals noted in parentheses)
Oritavancin 3.0 mg/kg once-daily	127	75.6%	-4.6% percentage difference (-14.8% worst case, +5.7% best case)
Oritavancin 1.5 mg/kg once-daily	131	75.6%	-4.6% percentage difference (-14.8% worst case, +5.6% best case)
Vancomycin 15 mg/kg twice-daily	126	80.2%	N/A

Results from Second Phase 3 Clinical Trial (ARRI):

Arm	Number of Clinically Evaluable Patients	Percentage with Positive Clinical Response	Comparison with Vancomycin (95% confidence intervals noted in parentheses)
Oritavancin 200 mg once-daily (300 mg for patients with body mass greater than 110 kg)	676	78.6%	+2.3% percentage difference (-3.3% worst case, +7.9% best case)
Vancomycin 15 mg/kg twice-daily	324	76.2%	N/A

In the case of the Phase 3 clinical trials performed with oritavancin, the trial designs aimed to show that treatment with oritavancin was within the trial’s accepted non-inferiority delta as compared to standard of care or comparator arm, which consisted of vancomycin generally followed by an oral antibiotic. At the time our first Phase 3 trial was initiated in 1999, based on the expected cure rate of the comparator arm, a 15% non-inferiority delta was considered appropriate for Phase 3 non-inferiority trial designs for antibiotics that treat serious infections like cSSSI. The FDA subsequently changed its recommendations for determining non-inferiority deltas and now generally accepts a 10% non-inferiority delta as the appropriate non-inferiority delta for clinical trials designed for antibiotics that treat serious infections like cSSSI. Consequently, based on discussions with the FDA regarding the clinical trial guidelines in place at the time these trials were designed and commenced, the first of these Phase 3 clinical trials was run with a 15% non-inferiority delta, while the second was run with a 10% non-inferiority delta.

As shown in the first of the two charts above, in our first Phase 3 trial (ARRD), which used a 15% non-inferiority delta, the oritavancin arms demonstrated efficacy with a 95% probability to be non-inferior to that for the active control arm of vancomycin, as evidenced by a -14.8% lower bound for the difference in cure rates. Our second Phase 3 trial (ARRI), which used a 10% non-inferiority delta, as shown in the second of the two charts above, demonstrated that the oritavancin arm demonstrated efficacy with a 95% probability to be non-inferior to that for the active control arm of vancomycin, as evidenced by a -3.3% lower bound for the difference in cure rates.

Both of our Phase 3 trials are considered to have successfully met their primary endpoints as ARRD’s lower bound of -14.8% was within the 15% non-inferiority delta established for that trial and ARRI’s lower bound of -3.3% was within the 10% non-inferiority delta established for that trial. In each of these trials, the primary endpoint was measured using the proportion of clinically evaluable patients cured at the first follow-up visit between 21 and 28 days after the end of treatment.

Based on pre-clinical and clinical studies, we believe that oritavancin has a favorable safety and tolerability profile. The following tables summarize the adverse events for our two Phase 3 clinical trials:

ARRD Trial	Oritavancin (N= 342)	Vancomycin (N = 175)	Statistical Significance (or p-value)
Discontinuations due to adverse event	19 (5.6)%	13 (7.4)%	—
Deaths	7 (2.0)%	5 (2.9)%	>0.10
Patients with > 1 adverse event	238 (72.5)%	129 (73.7)%	0.19
Patients with > 1 adverse event possibly related to study drug	77 (22.5)%	51 (29.1)%	0.23
Patients with > 1 serious adverse event	57 (16.7)%	34 (19.4)%	0.61
Patients with > 1 serious adverse event possibly related to study drug	13 (3.8)%	7 (4.0)%	—

ARRI Trial	Oritavancin (N= 831)	Vancomycin (N = 415)	Statistical Significance (or p-value)
Discontinuations due to adverse event	15 (1.8)%	20 (4.8)	0.003
Deaths	13 (1.6)%	7 (1.7)%	1.000
Patients with ≥ 1 adverse event	388 (46.7)%	240 (57.8)%	<0.001
Patients with ≥ 1 adverse event possibly related to study drug	134 (16.1)%	99 (23.9)%	0.001
Patients with ≥ 1 serious adverse event	50 (6.0)%	34 (8.2)%	0.152
Patients with ≥ 1 serious adverse event possibly related to study drug	1 (0.1)%	2 (0.5)%	0.259

Significant observed side effects in each of our Phase 3 clinical trials were as follows:

ARRD Trial	Percentage of Patients
	Oritavancin 1.5 mg/kg (N= 173)	Oritavancin 3.0 mg/kg (N = 169)	Vancomycin (N = 175)
Event
Nausea and vomiting symptoms	5.8%	4.1%	5.2%
Phlebitis	2.9%	4.7%	2.9%
Insomnia	2.9%	1.8%	4.0%
Injection site reactions	2.9%	0.6%	2.3%
Apocrine and eccrine gland disorders	2.3%	1.2%	1.1%
Anxiety symptoms	2.3%	0.6%	0.6%
Febrile (or seizure) disorders	2.3%	0.6%	0.6%
Headaches	—	2.4%	1.1%
Asthenic conditions (like fatigue, malaise or weakness)	2.3%	1.2%	2.7%
Pruritis (or itching)	1.7%	3.0%	4.6%

ARRI Trial	Percentage of Patients
	Oritavancin (N= 831)	Difference > 2%	Vancomycin (N = 415)
Event
Headache	4.9%		5.8%
Nausea	4.2%		4.8%
Vomiting	3.7%		4.6%
Abscess	3.6%		5.1%
Constipation	3.5%		1.9%
Phlebitis	3.2%		2.7%
Dizziness	3.2%		1.7%
Insomnia	2.9%	<	5.1% (p-value = 0.075)
Diarrhea	2.5%		3.9%
Pruritis (or itching)	2.0%	<	8.0% (p-value = < 0.001)

As illustrated in the tables above, the results from our second Phase 3 clinical trial demonstrate that oritavancin exhibited activity and safety profiles similar to those of vancomycin, with improved tolerability.

The FDA confirmed in writing in March 2007 that the non-inferiority design using an active control that was employed in both Phase 3 trials for oritavancin was appropriate for cSSSI. In addition, in three separate meetings, including our pre-NDA meeting on January 31, 2007 in which we specifically discussed the Phase 3 trials, the FDA has not requested that we perform additional clinical trials to demonstrate oritavancin’s efficacy in cSSSI. Since the FDA’s accepted delta for non-inferiority trials for antibiotics that treat serious infections like cSSSI (using a comparator like vancomycin) is now 10%, the FDA has requested that we provide justification, as part of our NDA, for the choice of the 15% non-inferiority delta accepted by the FDA at the time we initiated the first of these two Phase 3 trials. As part of this analysis, the FDA has requested that we provide information on the non-inferiority margin in terms of both the benefit of oritavancin as compared to historical vancomycin and placebo cure rates and in terms of acceptable loss of treatment effect relative to historical vancomycin and placebo cure rates (in a population as similar as possible to the population enrolled in these Phase 3 clinical trials). The FDA has indicated that this analysis will be critical to approval of our NDA.

Based on our meetings with the FDA, we believe our two Phase 3 trials demonstrate safety and efficacy sufficient for FDA approval for 200 mg or 300 mg of oritavancin infused once per day for three to seven days for cSSSI. There can be no assurance that our Phase 3 trials included a sufficiently large population of patients to demonstrate safety and efficacy at these dosage levels or that we will receive FDA approval for the NDA we plan to submit for cSSSI in the first quarter of 2008. In connection with a request from the FDA, we intend to complete a QTc study against a postive control prior to submitting our NDA in the first quarter of 2008.

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